Mail Stop 3561

July 5, 2007

Mr. Michael Pragnell, Chief Executive Officer
Syngenta AG
Schwarzwaldallee 215
Basel, Switzerland

  Re: **Syngenta AG**
     Form 20-F for the year ended December 31, 2006
     Filed March 7, 2007
     File No. 001-15152

Dear Mr. Pragnell:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief